09055722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSNATIONAL CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue - Suite 300
(No. and Street)

New York, (City) NY (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivy Fredericks (212) 453-0648
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buchbinder Tunick & Company LLP
(Name – *if individual, state last, first, middle name*)

One Pennsylvania Plaza, (Address) New York (City) NY (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/12

OATH OR AFFIRMATION

I, Ivy Fredericks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transnational Capital Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

GLENN L. RADECKI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01RA6154370
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES OCT.23, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSNATIONAL CAPITAL CORP.

Financial Statements
and
Supplemental Schedules

For the Year Ended December 31, 2008

TRANSNATIONAL CAPITAL CORP.
Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2008

INDEX

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638 • www.buchbinder.com

INDEPENDENT AUDITOR'S REPORT

To Stockholder
Transnational Capital Corp.

We have audited the accompanying statement of financial condition of Transnational Capital Corp. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transnational Capital Corp. as of December 31, 2008 , and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 18, 2009

TRANSNATIONAL CAPITAL CORP.
Statement of Financial Condition
December 31, 2008

ASSETS

Assets:		
Cash and cash equivalents	$	71,761
Prepaid expenses		2,149
Property and equipment, net		454
Security deposit		4,206
Total assets	$	78,570

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	5,604
Total liabilities		5,604
Stockholder's equity:		
Common stock, no par value, 200 shares issued, authorized, and outstanding		25,000
Additional paid-in capital		78,801
Retained (deficit)		(30,835)
Total stockholder's equity		72,966
Total liabilities and stockholder's equity	$	78,570

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statement of Operations
For the year ended December 31, 2008

Revenue:	
Consulting fees	$ 80,100
Reimbursement income	7,141
Interest	26
Total revenue	87,267
Expenses:	
Rent	24,452
Professional fees	1,050
Commissions	15,000
Telephone	2,935
Regulatory fees	1,075
Insurance	437
Office expenses	3,384
Website	2,125
Travel and entertainment	25,040
Depreciation	286
Taxes	(79)
Bank fees	275
Charitable contributions	10
Miscellaneous	1,764
Total expenses	77,754
Net income	9,513
Retained (deficit):	
Beginning of year	(40,348)
End of year	$ (30,835)

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2008

	Common Stock		Additional Paid-In Capital	Retained (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2008	200	$ 25,000	$ 78,801	$ (40,348)	$ 63,453
Net income	-	-	-	9,513	9,513
Balance, December 31, 2008	200	$ 25,000	$ 78,801	$ (30,835)	$ 72,966

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.
Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	9,513
Adjustments to reconcile net income to net cash (used in) operating activities:		
Depreciation		286
Changes in operating assets and liabilities:		
(Increase) in prepaid expenses		(2,149)
(Decrease) in accounts payable		(12,671)
Net cash (used in) operating activities		(5,021)
Net (decrease) in cash and cash equivalents		(5,021)
Cash and cash equivalents:		
Beginning of the year		76,782
End of the year	$	71,761
Supplemental disclosure of cash flows information:		
Taxes paid	$	400

See notes to financial statements.

Note 1 - Nature of Operations

Transnational Capital Corp. (the "Company") was organized under the laws of the State of New York as of February 7, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA")

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, and investment banking.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Computer equipment is depreciated on a straight line basis over 5 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are held for sale in the ordinary course of business.

Revenue Recognition

Consulting revenue includes fees earned from securing financing and financial advisory services. Nonrefundable advances received for consulting services are recorded as consulting income when received. Contingency fees are recognized at the time the financing is placed and the income is reasonably determinable.

Note 3 - Concentrations of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk include cash.

Note 4 - Property and Equipment

At December 31, 2008, property and equipment consisted of the following:

Computer equipment	$ 1,432
Less: accumulated depreciation	(978)
Property and equipment, net	$ 454

Note 5 - Commitment

Leases

At December 31, 2008, the Company had noncancellable operating leases on real property that expire in 2009, with an option to renew. Total rent expense and related costs for the year ended December 31, 2008 was $24,452.

The future minimum rental commitment as of December 31, 2008 is as follows:

Year Ending December 31,	Amount
2009	$ 16,384

Note 6 - Income Taxes

The Company elected, under Subchapter S of the Internal Revenue Code, to have its income taxed directly to its stockholder. The stockholder is responsible for his or her share of the taxes on the net income of the Company. Accordingly, no provision has been made for Federal income taxes.

Note 6 - Income Taxes (Continued)

In June 2006, the Financial Accounting Standards Board ("FASB") issued interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109 ("FIN 48") that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In February 2009 and December 30, 2008, the FASB issued Staff Positon ("FSP") FIN 48-2 and 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, respectively, to defer the effective date of FIN 48 for certain nonpublic organizations to the annual financial statements for fiscal years begiming after December 15, 2008. The Company will adopt FIN 48 in 2009 and does not expect it to have a material impact on its financial statements.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission UniformNet Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital of $64,957, which was $59,957 in excess of its minimum net capital requirement of $5,000.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638 • www.buchbinder.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Stockholder
Transnational Capital Corp.

We have audited the financial statements of Transnational Capital Corp. (the "Company") as of December 31, 2008, and for the year then ended, and have issued our report thereon dated February 18, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying supplemental schedules appearing on pages 10 through 12 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 18, 2009

TRANSNATIONAL CAPITAL CORP.
(Supplemental Schedule)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital:		
Total stockholder's equity qualified for net capital		$ 72,966
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Less: nonallowable assets:		
Prepaid expenses	$ 2,149	
Property and equipment, net	454	
Security deposit	4,206	6,809
Net capital before haircuts on securities positions		66,157
Haircuts on securities positions:		
Marketable securities		1,200
Net capital		$ 64,957
Aggregate indebtedness:		
Included in statement of financial condition:		
Accounts payable and accrued expenses		$ 5,604
Computation of basic net capital requirement:		
Minimum capital required (6 2/3% of $5,604)		$ 374
Minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 59,957
Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2008):		
Net capital, as reported in Company's Part IIA (unaudited) Focus report		$ 66,257
Audit adjustments to record additional payables		(400)
Adjustment to haircuts on securities position		(900)
		$ 64,957

See independent auditor's report on supplemental schedules.

TRANSNATIONAL CAPITAL CORP.
(Supplemental Schedules)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

See independent auditor's report on supplemental schedules.

TRANSNATIONAL CAPITAL CORP.
(Supplemental Schedules)
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008

The Company does not maintain any customer accounts. Accordingly, there were no excess margin accounts.

See independent auditor's report on supplemental schedules.

BT&CO.
BUCHBINDER TUNICK & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE PENNSYLVANIA PLAZA • SUITE 5335 • NEW YORK, NY 10119-0219
212-695-5003 • FAX 212-695-4638 • www.buchbinder.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To Stockholder
Transnational Capital Corp.

In planning and performing our audit of the financial statements of Transnational Capital Corp. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 18, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buchbinder Tunick & Company LLP

BUCHBINDER TUNICK & COMPANY LLP

February 18, 2009

END